Exhibit 99.1

Date: February 17, 2026	800 - 324 8th Avenue SW
Calgary AB, T2P 2Z2
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Toronto Stock Exchange

New York Stock Exchange

Securities and Exchange Commission

Subject: PRECISION DRILLING CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 25, 2026
Record Date for Voting (if applicable) :	March 25, 2026
Beneficial Ownership Determination Date :	March 25, 2026
Meeting Date :	May 14, 2026
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	74022D407	CA74022D4075

Sincerely,

Computershare

Agent for PRECISION DRILLING CORPORATION